Exhibit 99.10
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at March 30, 2010
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Uranium Corporation (“Quest” or the “Corporation”) for the three-month period ended January 31, 2010 should be read in conjunction with the Corporation’s audited financial statements and the related notes as at October 31, 2009. The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.
Forward Looking Statements
     Except for historical information, this contains forward-looking statements relating to, among other things, regulatory compliance, and the sufficiency of current working capital, the estimated cost and availability of funding for the acquisition of properties and the continued exploration and development thereof. Such statements reflect current views of Quest with respect to future events and are subject to certain risks, uncertainties and assumptions. Estimates provided for fiscal 2010 and beyond are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Corporation.
OVERVIEW
     Quest is a Canadian exploration corporation with a focus on grass roots uranium exploration in North America. Quest intends to focus on the acquisition of properties located in good geological settings, with the potential to host large ore bodies. Management is a strong believer in working with prospectors and junior exploration players that offer the Corporation quality, early staged to advanced uranium prospects. These assets will be acquired through the development of strategic alliances with companies having mine operating capacity in known uranium producing regions in recognition of the inherent exploration strengths of Quest. The Corporation’s management team has a proven track record of involvement in numerous mineral deposit discoveries over the past 40 years.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical, geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partner’s capabilities in mine development and production.
     The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QUC. Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questuranium.com).
UNDERSTANDING THE RARE EARTH METAL MARKET — A SIGNIFICANT NEW PROSPECT AVENUE
     The discovery of significant quantities of rare earth metals in the Strange Lake area, northeastern Québec, has driven Quest to seek strong perspectives on this new, highly valuable set of metallic commodities and to broaden its mineral asset base. Currently, 97% of the world’s rare earth metals are produced in China, whose abundant resources and low production costs have made it a key source of these metals. China has placed strict controls on REE mining, production and export in order to maximise its own use of the resources. As a result, the past 4 years have brought fundamental change to the global industry, taking it from oversupply to demand shortages. Of the total rare earths produced by China, 98% of these are what is termed Light Rare Earth Elements (LREE) which are the more common members of the Lanthanide series on the Periodic Table of Elements. Most of the current applications which use rare earths are LREE because of greater Chinese availability of these metals. Alternatively, China produces only very small amounts of what is termed Heavy Rare Earth Elements (HREE). A lack of an abundant primary supply of the rarer, more valuable HREE has impeded the expansion of the current and developing technologies which use them. Quest’s Strange Lake deposits are unusually enriched in the HREE and present themselves as some of the world’s only potential primary sources of these metals.
     During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth producers ceasing their operations and almost exclusive reliance on China supplies. With curbing of exports from China and continued growth demand elsewhere, the supply-demand deficit is causing great concern to major REE consuming countries (Japan, Korea, Taiwan, Eurozone, United States), and they are anxious to identify new sources of rare earths. With excellent prospects for growth in the hybrid auto manufacturing, aerospace, defence and electronics industries, demand growth in REE of 8-11% per year is projected. There is a pressing need for new non-Chinese production capacity in the next 3 to 5 years. This has focused attention on the re-opening of the Molycorp operation in Mountain Pass, on probable loparite production increases from the Kola Peninsula, Russia and Lynas Corporation’s plans to process Mount Weld ore in Australia. Other potential REE sources such as Nolans, Australia and Hoidas Lake and Thor Lake in northern Canada are also being considered for potential production.
     On the basis that China will adhere to the announced production and export limits, there is a real prospect that by 2012 to 2013 the country will only produce sufficient material to satisfy domestic consumption. To meet the estimated global demand of 200,000t REO in 2012, approximately 60,000t of new capacity will be needed to meet the unfulfilled demand from outside China. In addition, it is estimated that world demand could reach 250,000 tonnes of REE per year by 2015, up from 135,000 tonnes in 2008. Primary production is unlikely to keep pace with the increasing demand.
MINING PROPERTIES
QUÉBEC AND LABRADOR PROJECTS
STRANGE LAKE EXPLORATION HISTORY AND 2009 PROGRAM RESULTS
     The Strange Lake property is one of four claim blocks that Quest holds in the George River area, covering a total of 2,160 km2. The property hosts a historical, pre-43-101 Rare Earth metal resource of 52 million tonnes which straddles the Québec-Labrador provincial border (historical resource estimate, pre-National Instrument 43-101; Venkatswaran, 1983 — 52 million tonnes @ 3.25% ZrO2, 0.56% Nb2O5, 0.66% Y2O3, 0.12% BeO and 1.30% TREO). Quest holds 100% of the Québec portion of the deposit.
     Discovered by the Iron Ore Company of Canada in the late-1970s, the company completed full feasibility, project engineering and metallurgical studies on the deposit. Excellent metallurgical recoveries of the rare earths were reported from the IOC work and subsequently confirmed by Mitsui Mining & Smelting of Japan in 1996.
     The B-Zone REE deposit was discovered in the summer of 2009 as a follow-up to a 2.2 km-long airborne radiometric geophysical anomaly Quest had identified in 2008, about 3 km northwest of the IOC Main Zone deposit. By mid-July, field crews had traced the new zone at surface for 1.7 km in strike and over 400 m in width (see Press Release: August 19, 2009). Grab samples returned up to 14.3% TREO and showed strong values in Yttrium, Zircon, Niobium and Hafnium. More importantly, the Heavy Rare Earths (HREE) constituted between 50% and 65% of the total REE in the rock.
     Earlier indications from Quest’s compilation of the historical drilling over the area showed that IOC had intersected up to 60 m of mineralization at the western margin of the B-Zone anomaly but did not follow up on its initial work. Quest drilling completed last fall over the western half of the geophysical target has now traced the zone for 1.1 km in strike length, over 500-600 m in width and 135 m vertically. All holes were stopped in mineralization and the zone remains open in all directions. The best drill results are listed below in Table 1. In addition, 2009 exploration resulted in the discovery of new areas of surface mineralization at B-East, A, SLG and Apurna Lake.
2010 EXPLORATION PROGRAM
     In addition to the Resource Estimate and metallurgical work outlined earlier, Quest intends to carry out a significant program of trenching, geological mapping, geochemical sampling and 15,000 m of diamond drilling with four rigs on the property.
     A total of 13,000 m of diamond drilling will focus on the area that is currently the object of Quest’s Resource Estimation of the B-Zone (in progress, drilled on approximately 150-m centres). The objective of the program will be on upgrading and expanding the deposit by drilling at either 75 m or 50 m centres across the area of mineralization defined to date. As well, because Quest’s 2009 drillholes into the Zone were all stopped in mineralization, more powerful drill machines will be brought in so as to allow Quest to penetrate the full vertical extent of the mineralized system. Two drills will be used for this purpose. A third drill will be used to explore the eastern half of the B-Zone radiometric anomaly. This is intended to expand this part of the deposit into the Inferred Category. Finally, the fourth drill will be used to test new areas of surface mineralization discovered on the property in 2009. A total of 2,000 m of drilling will be required for this part of the campaign.
     It is anticipated that exploration crews will arrive on the property sometimes in June. Quest intends to establish a permanent, winterized camp installation on the property at project start-up so as to allow Quest to explore on the property year-round.
Table 1 — Best Diamond Drilling Results from the B Zone, Strange Lake Project, Québec

DDH	From (m)	To (m)	Length (m)	TREO (%)	HREO (%)
BZ09001	5.10	16.00	10.90	1.78	50.0
including	5.10	9.00	3.90	3.23
BZ09002	66.00	75.00	9.00	1.98	59.8
including	66.00	69.40	3.40	3.47
BZ09003	19.00	31.00	12.00	2.18	58.5
including	19.00	26.00	7.00	2.81
BZ09008	4.00	93.50	98.50	1.11	42.4
including	11.00	22.32	11.32	1.69	46.9
including	28.93	33.00	4.07	2.52	48.9
BZ09011	2.00	68.00	66.00	1.16	40.8
including	4.00	10.00	6.00	2.52	65.1
BZ09016	15.10	53.55	38.45	1.23	50.4
including	46.72	53.55	6.83	2.13	51.6
including	48.00	51.00	3.00	3.35	59.6
BZ09017	65.53	82.28	16.75	1.45	43.4
including	65.53	68.68	3.15	3.74	38.8
BZ09019	63.30	97.37	34.07	1.27	45.2
including	71.00	77.12	6.12	2.63	54
Where: TREO = Total Rare Earth Oxides ; HREO = Heavy Rare Earth Oxides

2009 MISERY LAKE EXPLORATION SUMMARY
     The Misery Lake prospect was identified by follow-up exploration over an unusual Federal Government magnetic anomaly, 120 km south of Quest’s Strange Lake property. Early grab sampling in 2007 of part of the magnetic ring-feature returned a surprising 2.25% TREO along with strong iron (FeO), phosphorous (P2O5) and titanium (TiO2) values.
     In the spring of 2009, Quest completed a detailed, 585 line-km airborne radiometric and magnetic survey over the Misery Lake feature. The airborne geophysics was completed by MPX Geophysics of Concord, Ontario. In addition, Quest compiled Government regional lake bottom and stream-sediment geochemical data to supplement the geophysical data. Both data files were used as a guide to exploration crews to isolate the anomalous target areas on the property. Follow-up sampling last summer of Quest’s airborne geophysical survey over the feature confirmed the presence of a strongly-magnetic ring anomaly having a diameter of six-km. Sampling around the circumference of this ring feature (see Table 2) returned even stronger results, up to 8.56% TREO, 42% FeO, 7.1% P2O5, 4.85% TiO2, 3% zirconium (ZrO2) and 2.7% niobium (Nb2O5). Individual rare earth analyses returned up to 1.38% neodymium oxide (Nd2O3), 1.57% yttrium oxide (Y2O3), 0.41% praseodymium oxide (Pr2O3), 0.144% dysprosium oxide (Dy2O3), 0.15% gadolinium oxide (Gd2O3) and 0.24% ytterbium oxide (Yb2O3). Values in excess of 0.97% TREO represent 40% of the total samples collected on the property. Mineralization is associated with magnetite-rich magmatic segregation layers and zones of iron-enrichment within the peripheral intrusive phase of the Misery Lake intrusive complex. The heavy REE (HREE) content represented 13.0% to 17.3% of the TREO but recent sampling has identified a new area of REE enrichment returning upwards of 40.2% and 59.0% HREE. The apparent strike length of this anomaly is 20 km.
      The success of the summer program at Misery and the identification of several analogous geophysical, geochemical and geological features further to the south motivated Quest to stake a total of 790 km2 of claims to protect these new target areas. These targets have strong similarities to the character of both Quest’s Strange Lake and Misery Lake prospects.
Table 2 — Best Assay Results from Grab Samples in Outcrop, Misery Lake Project, Québec

		TREO	HREO
Sample	Rock Type	(%)	(%)
203475	Syenite	8.56	14.5
203476	Syenite	7.66	14.1
203542	Syenite	7.39	15.4
203631	Syenite	4.42	59.0
203684	Syenite	6.49	16.7
Nanuk Uranium Project, Québec
     The Nanuk Property consists of a single claim block comprising 792 claims, covering 44,127 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly folded, medium to coarse grained, leucogranite horizons with biotite. Previous prospecting, bedrock channel sampling and drilling revealed good vertical and lateral continuity to the mineralization.

Current Work
     Exploration work on the property consisted of a prospecting and geological mapping program followed by a two-hole, 300 m diamond drilling program. The prospecting and mapping program was performed around the Willy, LK, and DC Zones where the best bedrock channel sample returned up to 0.11% U3O8 (2.64 lbs/t) over 2.0 metres. The mapping program has revealed possible structural controls of the uranium mineralization with the presence of isoclinal folds and folded leucogranite bodies. Two short diamond drill holes were drilled to test two combined geochemical and equivalent U airborne radiometric anomalies. The first hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leucogranites and mafic gneisses grading 0.041% U3O8 over 7.35 m. The second hole, drilled further to the northwest, did not return significant analytical results. During routine exploration of the property in 2009, several new uranium and rare earth element occurrences were uncovered, requiring ground follow-up and detailed mapping.
Future Exploration Activities
     More exploration work will be required in 2010 to define the extent of the new rare earth mineralized occurrences.
ONTARIO PROJECTS
Kenora North and Snook Lake Uranium Projects — Northwestern Ontario
     The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie Lake) that were staked in early 2007 to cover historical uranium occurrences. Regional lake-bottom geochemical surveys and Federal Government airborne geophysical surveys were also utilized in the selection of favourable target areas. The area is readily accessible by new forestry roads. Prospecting in late 2007 led to the re-location of several historic uranium occurrences and to the discovery of numerous new showings, along a 50-km long radiometric trend. Encouraging results obtained from prospecting over the Can Fer, Pancer, Snook and new Thor and Scottie Lake showings, led to the staking of a total of 36,000 hectares of claims to cover the full extent of the radiometric trend and to consolidate previous Quest staking.
Current Work
      In late 2008, prospecting crews evaluated the airborne geophysical anomalies over the Scottie Lake area this past fall and discovered new zones of bedrock uranium mineralization returning up to 0.295% U3O8. No additional field work on either property was completed during the remainder of 2009.
Future Exploration Activities
     No further exploration work is being contemplated on the properties for 2010.
NEW BRUNSWICK PROJECT
Plaster Rock Uranium Project, New Brunswick
     Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. The Quest Uranium 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin, northwestern New Brunswick. The 197 claim property covers 3,152 hectares and straddles a ten-kilometer long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated, including historical soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones. Quest’s 2009 exploration activities on the property were supported by the New Brunswick JMAP (Junior Mining Assistance Program).

Current Work
     The 2009 geological reconnaissance and trenching program revealed the presence of continuous copper (Cu) and U mineralized zones within the Carboniferous Basin. These anomalous Cu and U zones, the South and the North Zone, appear to be stratabound and very continuous in all directions. The mineralization found at the South Zone was traced over 250 m and appears to be part of the same mineralized system found at the North Zone, 2.2 km further to the northeast. Grab and chip samples collected at or in the vicinity to the trenches returned good U and Cu grades with values up to 1.46% U3O8 and 6.19% Cu. The observations of weakly oxidized sandstones and a major fault, south of the North Zone, could represent a very good uranium exploration target for an Oxidation-Reduction (“Redox”) Zone.
Future Exploration Activities
     For 2010, a similar exploration program as described above is recommended to test all remaining soil and e U Airborne Radiometric anomalies on the property. Any significant new surface discovery will be considered for diamond drilling follow-up work.
Results of Operations
Three-month period ended January 31, 2010 compared with three-month period ended January 31, 2009
     For the three-month ended January 31, 2010, the Corporation reported a net loss of $424,371 or ($0.011) basic and fully diluted per share compared to a net income of $26,923 or $0.001 basic and fully diluted per share for the three-month period ended January 31, 2009.
     Revenue, consisting of interest earned on funds on deposit, totaled $5,026 at January 31, 2010 as compared to $1,260 at January 31, 2009. The decrease of $3,766 was as a result of lower funds on deposit during the three-month period combined with the significant reduction in interest rates. No marketable securities were sold during the three-month periods ended January 31, 2010 and January 31, 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended January 31, 2010 were $Nil ($2,788 — January 31, 2009). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at January 31, 2010. As the market value of the marketable securities was $60,000 at January 31, 2010, the Corporation recorded a gain on adjustment of value of marketable securities in the amount of $10,000 compared to a loss on adjustment of value of marketable securities in the amount of $4,000 — January 31, 2009. Stock option compensation expenses for the three-month period ended January 31, 2010 totaled $177,565 ($165,279 — January 31, 2009). Expenses excluding disposal and write-down of mining properties and deferred costs, gain on adjustment of value of marketable securities and stock-based compensation totaled $261,832 compared to $58,270 for the three-month period ended January 31, 2009. Professional fees totaled $40,477 for the three-month period ended January 31, 2010 compared to $14,574 for the three-month period ended January 31, 2009. The increase of $25,903 related to higher legal professional services rendered during the period of $7,253 and an increase of $18,650 in consulting services provided to the Corporation. Filing costs and shareholders’ information increased by $121,834 to $144,980 compared $23,146 at January 31, 2009 and related to higher investor relations and advertising and promotion related activities including the exhibiting and attendance at investment conferences. Administrative expenses and others increased by $55,825 to $76,375 from $20,550 as at January 31, 2009. The increase of $55,825 consisted mainly of: $31,957 as a result of an increase in office personnel; $18,578 incurred for educational and training activities; $6,066 in higher office related costs; and $1,224 in foreign exchange costs offset by a decrease of $2,000 with a related corporation, for the sharing of its office and personnel. Interest expenses were $Nil for the three-month periods ended January 31, 2010 and 2009. As no flow-through shares issued during the three-month period ended January 31, 2010, the recovery of income taxes renounced to investors on flow-through shares issued during the period was $Nil ($256,000 — January 31, 2009).
Three-month period ended January 31, 2009 compared with three-month period ended January 31, 2008
     For the three-month ended January 31, 2009, the Corporation reported a net income of $26,923 or $0.001 basic and fully diluted per share compared to a net loss of ($11,722) or ($0.001) basic and fully diluted per share for the three-month period ended January 31, 2008.
     Revenue, consisting of interest earned on funds on deposit, totaled $1,260 at January 31, 2009 as compared to $3,269 at January 31, 2008. The decrease of $2,009 was as a result of lower funds on deposit during the three-month period combined with the significant reduction in interest rates. No marketable securities were sold during the three-month period ended January 31, 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended January 31, 2009 were $2,788 ($14,194 — January 31, 2008). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at January 31, 2009. As the market value of the marketable securities was $4,000 at January 31, 2009, the Corporation recorded a loss on adjustment of value of marketable securities in the amount of $4,000 ($Nil — January 31, 2008). Stock option compensation expenses for the three-month period ended January 31, 2009 totaled $165,279 ($Nil — January 31, 2008. Expenses excluding disposal and write-down of mining properties and deferred costs, loss on adjustment of value of marketable securities and stock-based compensation totaled $58,270 compared to $82,080 for the three-month period ended January 31, 2008. Professional fees totaled $14,574 for the three-month period ended January 31, 2009 compared to $18,490 for the three-month period ended January 31, 2008. The decrease of $3,916 consisted mainly to lower professional services rendered during the period in particular regarding the incorporation of Quest Uranium Corporation offset by higher financial consulting services. Filing costs and shareholders’ information decreased by $36,918 to $23,146 compared $60,064 at January 31, 2008. The significant portion of this decrease consisted of $37,882 related to initial listing and regulatory filing fees, $2,853 for the Quest Uranium distribution offset by an increase of $3,817 in higher investor relations and advertising and promotion related activities. Administrative expenses and others increased by $17,024 to $20,550 from $3,526 as at January 31, 2008. The increase of $17,024 consisted mainly of: $6,500 as a result of an agreement with a related corporation, for the sharing of its office and personnel; Directors and Officers liability insurance of $3,740; and $6,784 in office salaries and related office costs. Interest expenses were $Nil for the three-month periods ended January 31, 2009 and 2008. The recovery of income taxes renounced to investors on flow-through shares issued during the period totaled $256,000 ($81,283 — January 31, 2008).

Summary of Quarterly Results
     The following table presents unaudited financial information for the eight of the most recently completed financial quarters:

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	5,026	352	221	1,247	1,260	74,844	33,497	17,783
Net income (loss)	(424,371)	(872,072)	(631,656)	(141,929)	26,923	54,779	(259,451)	(202,506)
Basic net income (loss) per share	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003	(0.012)	(0.010)
Fully diluted net income (loss) per share	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003	(0.012)	(0.010)
     The Corporation has no dividend policy and has no intention of developing a dividend policy in the foreseeable future. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.
Liquidity
Three-month period ended January 31, 2010 compared with three-month period ended January 31, 2009
     As at January 31, 2010, the Corporation maintained a cash or equivalent position of $4,739,397 ($634,434 as at January 31, 2009) and working capital of $4,982,423 ($680,120 as at January 31, 2009). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     Quest raised a total of $316,254 on the exercise of stock options and warrants for the three-month period ended January 31, 2010 compared to a total $800,000 raised through two (2) private placements ($800,000 flow-through amount) for the three-month period ended January 31, 2009. Issue costs totaled $2,823 for the three-month period ended January 31, 2010 compared to $48,732 for the three-month period ended January 31, 2009.
Three-month period ended January 31, 2009 compared with three-month period ended January 31, 2008
     As at January 31, 2009, the Corporation maintained a cash or equivalent position of $634,434 ($2,259,241 as at January 31, 2008) and working capital of $680,120 ($2,132,683 as at January 31, 2008). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     Quest raised a total $800,000 through two (2) private placements ($800,000 flow-through amount). Issue costs related to the financings totaled $48,732.

Mining Properties and Deferred Costs

			Proceeds	(Write-off
	October 31,		from option	Disposal or	January 31,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
QUEBEC
George River
Acquisition	1,601,385	—	—	—	1,601,385
Exploration	594,309	—	—	—	594,309

Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	50,264	9,701	—	—	59,965

Nanuk
Acquisition	19,300	—	—	—	19,300
Exploration	317,055	7,096	—	—	324,151

Misery Lake
Acquisition	137,276	40,116	—	—	177,392
Exploration	192,674	44,597	—	—	237,271

Strange Lake
Acquisition	24,580	—	—	—	24,580
Exploration	1,940,927	316,150	—	—	2,257,077

General
Acquisition	3,600	—	—	—	3,600
Exploration	161,823	5,364	—	—	167,187

	5,085,306	423,024	—	—	5,508,330

NEWFOUNDLAND/LABRADOR
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,978	—	—	189,346

Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	493	—	—	493

General
Acquisition	—	—	—	—	—
Exploration	41	2,036	—	—	2,077

	342,298	5,507	—	—	347,805

ONTARIO
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,736	—	—	111,625

Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	519	—	—	20,137

General
Acquisition	—	—	—	—	—
Exploration	71,380	940	—	—	72,320

	276,815	6,195	—	—	283,010

Mining Properties and Deferred Costs (Cont’d)

			Proceeds	(Write-off
	October 31,		from option	Disposal or	January 31,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
NEW BRUNSWICK
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	10,660	23,689	—	—	34,349

General
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	—	1,365

	100,322	25,842	—	—	126,164

Canadian Properties	5,804,741	460,568	—	—	6,265,309

Stock-Based Compensation	78,033	5,464	—	—	83,497

	5,882,774	466,032	—	—	6,348,806

     For the three-month period ended January 31, 2010, the Corporation incurred exploration expenditures totaling $419,664 of which $382,908 was incurred in Quebec; $6,195 in Ontario; $25,054 in New Brunswick and $5,507 in Newfoundland and Labrador. The exploration expenditures incurred in Canada were funded through the amount raised from Quest’s private placement equity financings.
Related Party Transactions
     All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i)	During the period the Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and administrative duties. For the period ended January 31, 2010, the total amount of such services was $43,025 ($38,925 — January 31, 2009).

(ii)	During the period the Corporation incurred fees of $13,174 (2009 — $20,791) to a law firm in which a director of the Corporation is a partner.

(iii)	The related corporation charged an aggregate amount of $4,500 (2009 — $7,588) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.

(iv)	Due to related parties represent the net amount of charges for exploration and administrative expenses between Quest Uranium Corporation and Freewest Resources Canada Inc.

(v)	Amounts due to (from) related parties are non-interest bearing with no specific terms of repayment.

Certain directors and shareholders of the Corporation are also directors, officers and shareholders of the related corporations.

ADMINISTRATIVE EXPENSES AND OTHERS
     The table below details the amounts included in Administrative expenses and others of $76,375 for the three-month period ended January 31, 2010 ($20,550 — January 31, 2009):

	January 31,	January 31,
	2010	2009
	$	$
Office Expenses
Salaries	39,388	7,431
Education and Training	18,919	341
Insurance	3,720	3,740
Head Office	4,500	6,500
Office Supplies and Other	8,947	2,946
Bank Charges	743	658
Foreign Exchange	158	(1,066)

	76,375	20,550

CAPITAL STOCK
a) The authorized and issued capital stock of the Corporation consists of the following:
Authorized:

An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued:

Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	828,301	328,287

Balance at end, March 30, 2010 (unaudited)	40,766,620	12,844,174

b)  Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning October 31, 2009 (audited)	3,466,668	0.36

Granted	590,000	2.57
Exercised	(14,666)	0.19

Balance at end, March 30, 2010 (unaudited)	4,042,002	0.68

Accounting for the stock-based compensation plan
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration - Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.
The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.
The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $Nil was recorded as administration expenses and $111 was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $1,522 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $730 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $101 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $17,130 was recorded as administration expenses and $5,353 was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $97,515 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the three-month period ended January 31, 2010, the fair value of $61,297 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning October 31, 2009 (audited)	5,065,251	1.30

Exercised	(813,635)	0.40

Balance at end, March 30, 2010 (unaudited)	4,251,616	1.47

c) Warrants (cont’d)
The fair value of the 250,050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per option granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62

Critical Accounting Policies
     The Corporation prepares its financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) in Canada applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material.
     The Corporation details its significant accounting policies in note 2 to its 2009 audited financial statements, of which the Corporation has identified the following accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:
     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, determination of liability for taxes as a result of flow-through renunciation reversals and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.
     The Corporation is engaged primarily in mineral exploration and manages related industry risk issues directly. The Corporation may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.
     Mineral exploration and development costs are capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect will be amortized over a period of years, pro-rata to anticipated income, while those costs for the prospects abandoned are written off. The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof. The Corporation assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Corporation determines that a permanent impairment has occurred or when exploration results indicate that no further work is warranted. A sale of an interest in claims is credited directly to expenditures until such time as all related expenditures are recovered and direct costs incurred to maintain claims are capitalized.
     The Corporation has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers, provided there is reasonable assurance that the expenditures will be incurred.

     The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.
     Earnings per share computations are based upon the weighted average number of common shares outstanding during the years. The Corporation uses the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.
     The Corporation has a stock option plan as described in note 7(b) to its 2009 audited financial statements. The Corporation sets aside and reserves for issuance under the Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. Upon exercise of options in accordance with the Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable. The Corporation follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for its stock based compensation and uses the fair value method to record stock options. Consequently, stock-based compensation costs are recorded at fair value by using the Black-Scholes option pricing model at the date of grant and recognized over the vesting period.
     All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
(1)	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net income.

(2)	Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using effective interest method of amortization.

(3)	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in active market should be measured at cost.
     The Corporation has implemented the following classification:
(1)	Cash, cash held for exploration work (see note 3 to the 2009 audited financial statements) and marketable securities (see note 4 to the 2009 audited financial statements) are classified as held-for-trading.

(2)	Accounts receivable and due from related party are classified as loans and receivables.

(3)	Accounts payable and accrued liabilities and due to related corporation are classified as other liabilities.

Changes in Accounting Policies
The Corporation did not make any changes in its accounting policies for the three-month period ended January 31, 2010.
Financial Instruments
     The Corporation’s financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and due to related corporation. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. Due to their short term nature, the fair value of these financial instruments approximates their carrying value.
     Fair value estimates are made at the balance sheet dates, based on relevant market information, the carrying value of investments approximates their fair value.
     The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. The Corporation does not enter into financial instrument agreements including derivative financial instruments for speculative purpose.
(1)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

(2)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation is subject to concentrations of credit risk through cash and cash held for exploration work (see note 3 to the 2009 audited financial statements) and accounts receivable. Accounts receivable consist mainly of recoverable goods and services taxes paid by the Corporation.

(3)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations as they become due. The Corporation’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuance. The Corporation manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

(4)	Price risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of the Corporation’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earning and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Fluctuation is pricing may be significant.
Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

International Financial Reporting Standards (“IFRS”)
     In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for publicly accountable enterprises in Canada will be replaced with IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Corporation will report interim and annual financial statements in accordance with IFRS beginning with the quarter ended January 31, 2012.
     The Corporation has commenced the development of its IFRS implementation plan to prepare for this transition. To date the Corporation is in the process of completing the initial assessment of the key areas where changes to current accounting policies may be required. During the remainder of fiscal 2010, the Corporation will be undertaking a detailed analysis to further assess the areas that will require a change to accounting policies and those which have accounting policy alternatives available under IFRS.
     Congruent with the conduct of the detailed analyses of each of these key areas, the Corporation will assess the other elements of the corporate IFRS implementation plan including: the implication of changes to accounting policies, processes and financial statement note disclosures regarding information technology, internal controls, contractual arrangements and employee training.
     The Corporation is currently in the process of finalizing its timetable and expected timing of activities related to its transition to IFRS.
Disclosure Controls and Procedures
     Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.
As of the end of the period covered by this report, Quest’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the supervision of, and with the participation of the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to Quest Uranium Corporation is made known to management on a timely basis and is included in this report.
Internal Control over Financial Reporting
     As of the end of the period covered by this report, Quest’s management provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.
     During the period covered by this report, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the financial statements and other financial information relating to the Corporation included in this interim report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects. The Corporation has established and maintains disclosure controls and procedures over financial reporting. The certifying officers have evaluated the effectiveness of the issuer’s disclosure controls and procedures as at January 31, 2010 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in this interim report.

(Signed: Peter J. Cashin)	(Signed: Ronald Kay)
President & Chief Executive Officer	Chief Financial Officer

Montreal, Quebec
March 30, 2010